FIRST AMENDMENT TO THE BRIDGES INVESTMENT FUND, INC.
 FUND ADMINISTRATION SERVICING AGREEMENT

THIS FIRST AMENDMENT, dated as of the 20th day of May, 2014, to the Fund Administration Servicing Agreement dated as of June 28, 2010, (the “Agreement”), is entered into by and between Bridges Investment Fund, Inc., a Nebraska corporation (the “Fund”) and U.S. Bancorp Fund Services, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the Fund and USBFS have entered into the Agreement; and

WHEREAS, the Fund and USBFS desire to amend the term of the Agreement; and

WHEREAS, Section 10 of the Agreement allows for its amendment by mutual written consent of the parties and authorized or approved by the Board of Directors.

NOW, THEREFORE, the parties do hereby agree as follows:

Section 10, Term of Agreement; Amendment is hereby superseded and replaced with the following:

10.	Term of Agreement; Amendment.

This Agreement, effective as of June 28, 2010, may be terminated by either party upon giving 90 days prior written notice to the other party or such shorter period as is mutually agreed upon by the parties. Notwithstanding the foregoing, this Agreement may be terminated by any party upon the breach of the other party of any material term of this Agreement if such breach is not cured within 15 days of notice of such breach to the breaching party.  This Agreement may not be amended or modified in any manner except by written agreement executed by USBFS and the Fund, and authorized or approved by the Board of Directors.

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

BRIDGES INVESTMENT FUND, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/Nancy Dodge	By: /s/ Michael R. McVoy

Name: Nancy Dodge	Name: Michael R. McVoy

Title: Treasurer & CCO	Title: Executive Vice President